Exhibit (4)(d)
CHILDREN’S TERM RIDER
Benefit — We will pay a benefit when we receive proof that a child’s death occurred while this rider was in effect. The benefit provided is term insurance to the child’s 25th birthday. The Benefit Amount is $1,000 for each rider unit.
Limits on Coverage — The state of New York imposes limits on the amount of coverage on the lives of minors. Coverage may not exceed the following amounts:

Child’s age	Limit (includes amounts
in years	inforce in all companies)
0 to 2.5	$1,000
2.5 to 9.5	2,000
9.5 to 11.5	3,000
11.5 to 14.5	5,000
There are 2 exceptions, as listed below.
Exception 1
If the person effectuating the insurance:
•	has an insurable interest; and

•	the minor is dependent on such person; then the limits are:

Child’s age	Limit (includes amounts
in years	inforce in all companies)
1 to 4.5	Greater of $5,000 or 25% of the insurance on the life of the person effectuating the insurance

4.5 to 14.5	Greater of $10,000 or 50% of the insurance on the life of the person effectuating the insurance
Exception 2
If the person effectuating the insurance:
•	has an insurable interest; and

•	the minor is not dependent on such person;
then there is no explicit limit.
Child — means any natural child, adopted child or step-child of the Insured who is:
•	At least 14 days old but not more than 25 years old; and

•	Named in the application for this rider, or born to the Insured or adopted by the Insured or who has become a stepchild of the Insured thereafter.
Paid-Up Insurance Benefit — The term insurance on each child will become paid-up upon the Insured’s death. We will issue a separate policy for the paid-up insurance with the child as owner.
Insurance Charges — The monthly Insurance Charge for this rider is shown on the Policy Specifications pages.
Effective Date — This rider is effective on the policy date unless otherwise stated hereon. This rider will terminate:
•	On your Written Request; or

•	On lapse or surrender of this policy; or

•	On the death of the Insured under this policy; or

•	When the rider expires at the Insured’s age 65.
Conversion — You may convert the term insurance under this rider to a new policy on the child’s life. The conversion date for insurance on each child is the earlier of:
•	The child’s 25th birthday; or

•	The expiration date, when the Insured becomes age 65; or

•	On the death, whether by suicide or not, of the Insured under this policy.
You or the child must apply in writing on a form we provide within 31 days of the conversion date. The conversion date will be the new policy’s date. The new policy will become effective on its date only if the child is then living.
The amount of insurance on the new policy will be five times the child’s Benefit Amount. If you wish, you may select a lower amount but not less than our regular minimum limit at the time of conversion. Further, the amount of insurance on the new policy may not exceed the limits described in the Limits of Coverage provision of this rider.
The new policy will be on the whole life or any higher premium plan we regularly issue at the time of conversion. It will be issued at our published rates for the standard class and for the child’s age on the new policy’s date.
Incontestability — This rider will be incontestable after 2 years from its issue date during the Insured’s lifetime. Any paid-up term insurance issued under this rider will be incontestable from its issue date.
Suicide — If the Insured dies by suicide, while sane or insane, within two years from the issue date of this rider, no paid-up benefit will be issued.
Reinstatement — The reinstatement provision of this policy applies to this rider except that we will require satisfactory evidence of insurability for each child upon reinstatement.
General Conditions — This rider is part of the policy to which it is attached. All terms of the policy, which do not conflict with this rider’s terms apply to this rider.
Signed for Pacific Life & Annuity Company,

President and Chief Executive Officer	Secretary